Exhibit 2.1

EXECUTION VERSION

FMC Technologies, Inc. 5875 N. Sam Houston Parkway W. Houston, Texas 77086 www.fmctechnologies.com

May 18, 2016

STRICTLY CONFIDENTIAL

Technip S.A.

89, avenue de la Grande Armée

75016 Paris, France

Re:	Memorandum of Understanding Regarding Proposed Business Combination between FMCTI and Technip

Ladies and Gentlemen:

This Memorandum of Understanding confirms the intention of FMC Technologies, Inc., a Delaware corporation (“FMCTI”), FMC Technologies SIS Limited, a private limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of FMCTI (“Topco”), and Technip S.A., a French société anonyme (“Technip”), to enter into a business combination agreement (the “BCA”), the form of which is attached hereto as Exhibit A, providing for the business combination transaction (the “Proposed Transaction”) contemplated thereby. Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the BCA.

In connection with the parties’ intention to enter into the BCA, (a) the Technip Board has (i) determined that the project consisting of the Technip Merger and the other transactions contemplated by the BCA is consistent with and will further the business objectives and goals of Technip, and is in the best interests of Technip, its stockholders, other stakeholders and, subject to the information and consultation of the Works Councils (as defined below), its employees, (ii) approved this Memorandum of Understanding, the joint press release mutually agreed by Technip and FMCTI attached hereto as Exhibit B (the “Joint Press Release”) and, subject to the information and consultation of the Works Councils, the project consisting of the Technip Merger and the other transactions contemplated by the BCA, and (iii) determined, subject to its duties under applicable Law and the information and consultation of the Works Councils, to recommend that the Technip stockholders and Works Councils support the Proposed Transaction and (b) the FMCTI Board has (i) determined that the FMCTI Merger and the other transactions contemplated by the BCA are consistent with and will further the business objectives and goals of FMCTI, and are in the best interests of FMCTI and its stockholders and are also in the best interests of FMCTI’s other stakeholders and employees, (ii) approved and declared advisable this Memorandum of Understanding, the BCA and the transactions contemplated by the BCA, including the FMCTI Merger, and (iii) determined, subject to its duties under applicable Law, to make the FMCTI Recommendation to its stockholders.

The parties hereby agree as follows:

1. Consultations with Works Councils.

(a) Initiation of Consultations. As promptly as is reasonably practicable following the execution and delivery by the parties of this Memorandum of Understanding (and in any event no later than eight (8) Business Days after the execution of this Memorandum of Understanding) (the “Consultation Start Date”), Technip shall commence such procedures to inform and consult with the works councils (comités d’entreprise) set forth on Exhibit C hereto and any other employees representative body that is determined by a court of competent jurisdiction to be required by applicable Law to be informed and consulted by Technip prior to the execution of the BCA (collectively, the “Works Councils”) (it being understood that the eight (8) Business Day period to commence such procedures with respect to any such other employee representative body shall begin after the date of the relevant court decision) and shall exercise its reasonable best efforts (including by exercising its reasonable best efforts to provide sufficient information) to obtain an Opinion (as defined below) from each of the Works Councils with respect to the Proposed Transaction as soon as possible following the Consultation Start Date (or the date of the relevant court decision, as applicable). For purposes of this Memorandum of Understanding, “Opinion” means the opinion, whether positive or negative, of each of the Works Councils with respect to the Proposed Transaction, which may be rendered orally or in writing or by any other action or omission (including the passage of time) which, under applicable Law, would cause any Works Council to be deemed to have rendered such opinion. FMCTI acknowledges that Technip will also conduct procedures to inform certain other works councils and employee representative bodies as set forth on Exhibit D, it being specified that such information procedures shall affect neither the timing of the execution of the BCA nor the Proposed Transaction.

(b) Cooperation with FMCTI. Technip shall (i) provide FMCTI with reasonable advance notice of, and permit FMCTI and its Representatives, at their option, the opportunity to participate in, any meeting with any Works Council in connection with this Memorandum of Understanding or the Mergers and the other transactions contemplated by the BCA, (ii) keep FMCTI regularly informed of the status of the Works Councils information and consultation process (including providing FMCTI with copies of any material correspondence or other material documentation received by Technip from the Works Councils no later than two (2) Business Days following the receipt of any such correspondence or documents) and (iii) provide FMCTI with (x) a true and certified copy, duly executed by the Secretary of the Works Council, of any Opinion (or, where no such copy is available, a reasonably detailed description of such Opinion) as promptly as reasonably practicable (and in any event no more than two (2) Business Days) after Technip’s receipt of such Opinion and (y) in the case of an oral Opinion, a certified copy of the minutes of the meeting at which such Opinion was rendered promptly after such minutes are available. In furtherance and not in limitation of the foregoing, in the case of an oral Opinion, Technip shall, upon FMCTI’s request, promptly prepare and deliver to FMCTI, a formal declaration (déclaration sur l’honneur) detailing the date, attendees of the relevant meeting and entire content of such oral Opinion.

(c) Correspondence Cooperation. Technip shall (i) permit FMCTI to review in advance any material written correspondence, notices or communications (including the information document provided to the Works Councils and any supporting materials) to be furnished or made available by Technip to any Works Council, and (ii) (A) consult FMCTI in connection with any such correspondence, notices or communications and give FMCTI a reasonable opportunity to comment thereon and (B) take into account in good faith any comments that FMCTI may make with respect thereto and (iii) except as otherwise provided by, and in accordance with, the provisions of Section 5.2 of the BCA (as incorporated by reference pursuant to Section 3(b)), use its reasonable best efforts to support in all respects the Proposed Transaction throughout the information and consultation process with the Works Councils.

(d) Cooperation with Technip. FMCTI shall (i) reasonably cooperate with Technip in connection with the information and consultation process with any Works Council and (ii) in furtherance of the foregoing, as promptly as is reasonably practicable (and in any event not more than five (5) Business Days) after any such request, furnish to Technip such information as may be reasonably requested by Technip in connection with such information and consultation process or the preparation of any filing or submission to the Works Councils required in connection therewith, including answering any reasonable questions from any Works Council or any expert appointed thereby. At the reasonable request of Technip, and on reasonable notice, FMCTI shall cause members of its management team at an appropriate level to attend meetings with any Works Council.

(e) Prior Consent to Commitments. Technip shall not, and shall cause its Representatives not to, make any commitment (including modification of any existing rights or obligations of Technip or any employees) to any Works Council, employee representative, employee or any Governmental Entity or, in each case, any representative thereof, in connection with the information and consultation process with any Works Council, including with respect to modifications to the terms of the Proposed Transaction or the future business or operations of Topco, Technip or FMCTI, in each case, without the prior written consent of FMCTI (not to be unreasonably withheld). Nothing herein shall prevent Technip from disclosing for informational purposes only to the Works Councils the written commitments previously made by the parties, in accordance with the BCA, to French Governmental Authorities in connection with the transactions contemplated by the BCA.

(f) Consultation Period. For purposes of this Memorandum of Understanding, “Consultation Period” means the period beginning on the Consultation Start Date and ending on the earlier of:

(i) the date upon which the last of the Opinions is rendered; and

(ii) September 30, 2016.

2. Execution of the BCA.

(a) Execution of the BCA Generally. During the five (5) Business Day period following the expiration of the Consultation Period (such five (5) Business Day period, as may be extended pursuant to Section 4(d)(iii), the “Consideration Period”), (i) the parties will give due consideration to any recommendations made by the Works Councils in the Opinions and will adopt such changes to the BCA as the parties may mutually agree in writing in response to such recommendations and (ii) Technip shall have the right not to execute and deliver the BCA and to terminate this Memorandum of Understanding in accordance with Section 4(d)(iii). Each party hereby irrevocably agrees to execute and deliver the BCA on or before the second (2nd) Business Day following the later of (A) the day on which the conditions set forth in Sections 2(b), 2(c) and 2(d) are satisfied or waived and (B) the expiration of the Consideration Period, unless this Memorandum of Understanding is terminated in accordance with its terms prior to such execution and delivery. Notwithstanding the generality of the foregoing, the parties acknowledge and agree that no party is under any obligation to agree to any change to the BCA (including in connection with negotiations during the Consultation Period contemplated by Section 4(d)(iii)) in order to address any recommendations made in the Opinions or otherwise.

(b) Conditions to Each Party’s Obligations to Execute and Deliver the BCA. The obligations of the parties to execute and deliver the BCA are subject to the satisfaction or (to the extent permitted by applicable Law) waiver (in writing) by such parties at or prior to the execution and delivery of the BCA of the following condition:

(i) No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect and prohibits or makes illegal (A) the execution and delivery of the BCA as of the time such execution is required pursuant to Section 2(a) or (B) the consummation of the transactions contemplated by this Memorandum of Understanding or the BCA (including either Merger) in accordance with the terms of this Memorandum of Understanding or the BCA, as applicable.

(c) Additional Conditions to Topco’s and FMCTI’s Obligations to Execute and Deliver the BCA. The obligations of Topco and FMCTI to execute and deliver the BCA are subject to the satisfaction or (to the extent permitted by applicable Law) waiver (in writing) by Topco and FMCTI at or prior to the execution and delivery of the BCA of each of the following additional conditions:

(i) (A) The representations and warranties of Technip set forth in Section 4.2(d), Section 4.2(e) and Section 4.28 of the BCA (as incorporated by reference pursuant to Section 3(a)) shall be true and correct (except for de minimis inaccuracies) as of the date hereof, (B) each of the representations and warranties of Technip set forth in Section 4.1, Section 4.3 and Section 4.27 of the BCA (in each case, as incorporated by reference pursuant to Section 3(a)) shall be true and correct in all material respects as of the date hereof, and (C) each of the other representations and warranties of Technip set forth in ARTICLE IV of the

BCA (as incorporated by reference pursuant to Section 3(a)) shall be true and correct (disregarding all qualifications or limitations as to “material”, “Material Adverse Effect” and words of similar import set forth therein) as of the date hereof, except in the case of clause (C) where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding, for purposes of this Section 2(c)(i), clause (b) of the definition of “Material Adverse Effect”) on Technip or, following the consummation of the transactions contemplated by the BCA, Topco;

(ii) Technip shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by it under this Memorandum of Understanding prior to the delivery and execution of the BCA; and

(iii) At any time after the date hereof there shall not have occurred and be continuing any Effect that, individually or in the aggregate (A) has had or would reasonably be expected to have a Material Adverse Effect on Technip or (B) has had or would reasonably be expected to have a Material Adverse Effect on Topco following the FMCTI Effective Time; provided, however, for purposes of this clause (B), no Effect resulting from FMCTI or any of its Subsidiaries or Joint Ventures (to the extent attributable to FMCTI or any of its Subsidiaries or Joint Ventures) shall be considered in determining whether a Material Adverse Effect on Topco has occurred or would be reasonably likely to occur; and provided, further, for purposes of this Section 2(c)(iii), clause (b) of the definition of Material Adverse Effect shall not be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.

(d) Additional Conditions to Technip’s Obligations to Execute and Deliver the BCA. The obligations of Technip to execute and deliver the BCA are subject to the satisfaction or (to the extent permitted by applicable Law) waiver (in writing) by Technip at or prior to the execution and delivery of the BCA of each of the following additional conditions:

(i) (A) The representations and warranties of FMCTI set forth in the last two sentences of Section 4.1, Section 4.2(a), Section 4.2(b), the last sentence of Section 4.2(h) and Section 4.28 of the BCA (in each case, as incorporated by reference pursuant to Section 3(a)) shall be true and correct (except for de minimis inaccuracies) as of the date hereof, (B) each of the representations and warranties of FMCTI set forth in Section 4.1 (other than the last two sentences thereof), Section 4.2(h) (other than the last sentence thereof), Section 4.3 and Section 4.27 of the BCA (in each case, as incorporated by reference pursuant to Section 3(a)) shall be true and correct in all material respects as of the date hereof, and (C) each of the other representations and warranties of FMCTI set forth in ARTICLE IV of the BCA (as incorporated by reference pursuant to Section 3(a)) shall be true and correct (disregarding all qualifications or limitations as to “material”, “Material Adverse Effect” and words of similar import set forth therein) as of the date hereof, except in the case of clause (C) where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding, for purposes of this Section 2(d)(i), clause (b) of the definition of “Material Adverse Effect”) on FMCTI or, following the consummation of the transactions contemplated by this Memorandum of Understanding or the BCA, Topco.

(ii) FMCTI and Topco shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by them under this Memorandum of Understanding prior to the execution and delivery of the BCA.

(iii) At any time after the date hereof there shall not have occurred and be continuing any Effect that, individually or in the aggregate, (A) has had or would reasonably be expected to have a Material Adverse Effect on FMCTI or (B) has had or would reasonably be expected to have a Material Adverse Effect on Topco following the FMCTI Effective Time; provided, however, for purposes of this clause (B), no Effect resulting from Technip or any of its Subsidiaries or Joint Ventures (to the extent attributable to Technip or any of its Subsidiaries or Joint Ventures) shall be considered in determining whether a Material Adverse Effect on Topco has occurred or would be reasonably likely to occur and, provided, further, for purposes of this Section 2(d)(iii), clause (b) of the definition of Material Adverse Effect shall not be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.

3. Representations and Warranties and Covenants.

(a) Representations and Warranties. Article IV of the BCA (including the corresponding disclosures set forth in the Technip Disclosure Letter and the FMCTI Disclosure Letter) is hereby incorporated by reference into this Memorandum of Understanding as if such representations and warranties are fully set forth herein and made as of the date hereof, mutatis mutandis.

(b) Covenants. The covenants set forth in Sections 5.1 through 5.11 (other than Section 5.3(a)(ii), the obligation to publish the Information Document contained in Section 5.3(b) and Section 5.4(b)) and 5.16 through 5.20 of the BCA are hereby incorporated by reference into this Memorandum of Understanding as if such covenants are fully set forth herein and in effect as of the date hereof, mutatis mutandis; provided, however, that (i) Technip shall not be required to call, convene or hold the Technip Stockholders’ Meetings (or cause to become effective, print or mail disclosure materials with respect thereto) prior to the execution of the BCA and (ii) FMCTI shall not be required to call, convene or hold the FMCTI Stockholders’ Meeting (or cause to become effective, print or mail disclosure materials with respect thereto) prior to the execution of the BCA.

(c) Disclosure Letters. Immediately prior to the execution of this Memorandum of Understanding, Technip has delivered to FMCTI the Technip Disclosure Letter and FMCTI has delivered to Technip the FMCTI Disclosure Letter.

4. Termination.

(a) Termination by Mutual Consent. This Memorandum of Understanding may be terminated by mutual written consent of FMCTI and Technip, by action authorized by their respective boards of directors, at any time prior to the execution and delivery of the BCA.

(b) Termination by Either FMCTI or Technip. This Memorandum of Understanding may be terminated by either FMCTI or Technip, by action authorized by such Person’s board of directors, at any time prior to the execution and delivery of the BCA:

(i) if the BCA has not been executed and delivered by the fourteen (14) month anniversary of the date of this Memorandum of Understanding (the “Termination Date”); provided, however, that each of FMCTI and Technip shall have the right, in its sole discretion, to extend the Termination Date to the eighteen (18) month anniversary of the date of this Memorandum of Understanding, if the only conditions to the execution and delivery of the BCA set forth herein that have not been satisfied or waived prior to such fourteen (14)-month anniversary are one or more of the conditions set forth in Section 2(b)(i) of this Memorandum of Understanding; provided, further, that neither (A) the right to extend the Termination Date pursuant to this Section 4(b)(i) nor (B) the right to terminate this Memorandum of Understanding pursuant to this Section 4(b)(i) may be exercised by any party whose failure to perform or comply with any covenant or obligation under this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(b)), or whose breach of any of its representations and warranties contained in this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(a)), has been the primary cause of, or primarily resulted in, the failure to execute and deliver the BCA;

(ii) if any Governmental Entity that must grant a regulatory approval required under Section 6.1(e) of the BCA has denied such grant in writing and such denial has become final, binding and non-appealable, or any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall have become final and non-appealable; provided, that the right to terminate this Memorandum of Understanding pursuant to this Section 4(b)(ii) may not be exercised by any party whose failure to perform or comply with any covenant or obligation under this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(b)), or whose breach of any of its representations and warranties contained in this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(a)), has been the primary cause of, or primarily resulted in, such denial or Order; or

(iii) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (other than any Law addressed in clause (ii) of this Section 4(b)) which is in effect and permanently prohibits or makes illegal the consummation of the transactions contemplated by this Memorandum of Understanding or the BCA (including either Merger) in accordance with the terms of this Memorandum of Understanding or the BCA, as applicable.

(c) Termination by FMCTI. This Memorandum of Understanding may be terminated by FMCTI by action authorized by the FMCTI Board at any time prior to the execution and delivery of the BCA:

(i) if (A) the Technip Board shall have effected a Change in Technip Recommendation (whether or not in compliance with Section 5.2 of the BCA (as incorporated by reference pursuant to Section 3(b)) or (B) Technip shall have materially breached its obligations under Section 5.2 of the BCA (as incorporated by reference pursuant to Section 3(b));

(ii) if (A) (1) Technip shall have failed to perform or comply with, in all material respects, all obligations required to be performed or complied with by it under this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(b)) prior to the execution and delivery of the BCA, or if (2) any of the representations or warranties of Technip contained herein (including as incorporated by reference pursuant to Section 3(a)) fails to be true and correct, in each case which failure would give rise to the failure of a condition set forth in Section 2(c)(i) or 2(c)(ii) and (B) such failure is not reasonably capable of being cured by Technip by the Termination Date or is not cured by Technip within forty-five (45) days after receiving written notice from FMCTI; provided, that the right to terminate this Memorandum of Understanding pursuant to this Section 4(c)(ii) may not be exercised by FMCTI if FMCTI is then in material breach of this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(a) or Section 3(b)); or

(iii) if the FMCTI Board shall have effected a Change in FMCTI Recommendation as permitted by, and in accordance with, the provisions of Section 5.2 of the BCA (as incorporated by reference pursuant to Section 3(b)).

(d) Termination by Technip. This Memorandum of Understanding may be terminated by Technip by action authorized by the Technip Board at any time prior to the execution and delivery of the BCA:

(i) if (A) the FMCTI Board shall have effected a Change in FMCTI Recommendation (whether or not in compliance with Section 5.2 of the BCA (as incorporated by reference pursuant to Section 3(b)) or (B) FMCTI shall have materially breached its obligations under Section 5.2 of the BCA (as incorporated by reference pursuant to Section 3(b));

(ii) if (A) (1) FMCTI or Topco shall have failed to perform or comply with, in all material respects, all obligations required to be performed or complied with by it under this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(b)) prior to the execution and delivery of the BCA, or if (2) any of the representations or warranties of FMCTI or Topco contained herein (including as incorporated by reference pursuant to Section 3(a)) fails to be true and correct, in each case which failure would give rise to the failure of a condition set forth in Section 2(d)(i) or 2(d)(ii) and (B) such failure is not reasonably capable of being cured by FMCTI or Topco by the Termination Date or is not cured by FMCTI or Topco within forty-five (45) days after receiving written notice from Technip; provided, that the right to terminate this Memorandum of Understanding pursuant to this Section 4(d)(ii) may not be exercised by Technip if Technip is then in material breach of this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(a) or Section 3(b));

(iii) if Technip shall have received an Opinion of a Works Council in opposition to the transactions contemplated by the BCA during the Consultation Period; provided, however, that Technip shall not be entitled to terminate this Memorandum of Understanding pursuant to this Section 4(d)(iii) unless, (A) following its receipt of such Opinion, Technip shall promptly (and in any event within two (2) Business Days) notify FMCTI in writing (the “Adverse Opinion Notice”) and provide FMCTI with (x) within two (2) Business Days, an unredacted copy of such Opinion (or, where no such copy is available, a reasonably detailed description of such Opinion) and (y) in the case of an oral Opinion, promptly after such minutes are available or promptly after the formal declaration (déclaration sur l’honneur) is delivered to FMCTI, as applicable, a certified copy of the minutes of the meeting at which such Opinion was rendered, and (B) during the twenty (20) Business Day period (the “Adverse Opinion Discussion Period”) following FMCTI’s receipt of the Adverse Opinion Notice, Technip shall, and shall cause its Representatives to, to the extent requested by FMCTI, (x) negotiate with FMCTI in good faith to address the concerns expressed by the Works Council or make such adjustments in the terms and conditions of the BCA, such that the Works Council elects to issue a new or revised Opinion, and (y) actively and in good faith, as promptly as is reasonably practicable, seek such new or revised Opinion not in opposition to the transactions contemplated by the BCA; provided, further, that the Consideration Period shall be extended for the shorter of the pendency of (x) the Adverse Opinion Discussion Period or (y) the period ending on the date on which FMCTI notifies Technip in writing that it desires to cease negotiations in connection with the Adverse Opinion Notice; and provided, further, that the parties acknowledge and agree that no party is under any obligation to agree to any change to the BCA (including in connection with negotiations during the Adverse Opinion Discussion Period) in order to address any recommendations made in the Opinions or otherwise; or

(iv) if the Technip Board shall have effected a Change in Technip Recommendation as permitted by, and in accordance with, the provisions of Section 5.2 of the BCA (as incorporated by reference pursuant to Section 3(b)).

(e) Automatic Termination. This Memorandum of Understanding shall terminate automatically upon the valid, binding and enforceable execution and delivery of the BCA by the parties hereto.

5. Effect of Termination.

(a) Effect of Termination and Abandonment. In the event of termination of this Memorandum of Understanding pursuant to Section 4, written notice thereof shall be given to the other parties to this Memorandum of Understanding specifying the provisions of Section 4 pursuant to which such termination is made and describing the basis therefore in reasonable detail, and this Memorandum of Understanding (other than as set forth in (i) this Section 5 and (ii) Section 5.10 of the BCA (as incorporated by reference pursuant to Section 3(b)) shall become void and of no effect with no liability on the part of any party (or of any of its directors, officers, employees, agents, legal and financial advisors or other Representatives); provided, however, that, except as otherwise provided herein, no such termination shall relieve any party of any liability or damages resulting from any fraud or willful and material breach of this Memorandum of Understanding; provided, further, that the parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity or any Self-Regulatory Organization in connection with the transactions contemplated by this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(b)). For purposes of this Memorandum of Understanding, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act would, or would reasonably be expected to, individually or in the aggregate with other breaches, cause a material breach of this Memorandum of Understanding, and “willfully and materially” shall have a corresponding meaning.

(b) Termination Fee Payable by FMCTI.

(i) In the event that this Memorandum of Understanding is terminated by (A) Technip pursuant to Section 4(d)(i), (B) either FMCTI or Technip pursuant to Section 4(b)(i) (and, at the time of such termination, Technip had a right to terminate this Memorandum of Understanding pursuant to Section 4(d)(i)) or (C) FMCTI pursuant to Section 4(c)(iii), then FMCTI shall, prior to or contemporaneously with such termination if FMCTI so terminates this Memorandum of Understanding or within two (2) Business Days after such termination if Technip so terminates this Memorandum of Understanding, pay or cause to be paid to Technip the FMCTI Termination Payment by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for FMCTI shall have been publicly announced or made publicly known or otherwise communicated or made known to management or the FMCTI Board (or any third party shall have publicly announced, publicly communicated or publicly made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal for FMCTI), in each case at any time after the announcement of this Memorandum of Understanding, (B) this Memorandum of Understanding is subsequently terminated by Technip pursuant to Section 4(d)(ii), and (C) within nine (9) months of such termination pursuant to Section 4(d)(ii), FMCTI or any of its Subsidiaries executes an Alternative Acquisition Agreement providing for, or approves or recommends to the FMCTI stockholders to accept, or consummates, any Acquisition Proposal (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex I of the BCA except that each reference to “fifteen percent (15%) or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “forty percent (40%) or more” and each reference to “less than eighty five percent (85%)” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “less than sixty percent (60%)”), then FMCTI shall, prior to or contemporaneously with the completion of such acquisition or transaction (or, if earlier, the entry into such Alternative Acquisition Agreement), pay or cause to be paid to Technip, by wire transfer of same day funds, the FMCTI Termination Payment.

(iii) In the event that this Memorandum of Understanding is terminated pursuant to Section 4(d)(ii) because of FMCTI’s or Topco’s breach of any covenant or agreement set forth in this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(b)), then FMCTI shall pay or cause to be paid to Technip the Expense Reimbursement for Technip.

(c) Termination Fee Payable by Technip.

(i) In the event that this Memorandum of Understanding is terminated by (A) FMCTI pursuant to Section 4(c)(i), (B) either FMCTI or Technip pursuant to Section 4(b)(i) (and, at the time of such termination, FMCTI had a right to terminate this Memorandum of Understanding pursuant to Section 4(c)(i)) or (C) Technip pursuant to Section 4(d)(iv), then Technip shall, prior to or contemporaneously with such termination if Technip so terminates this Memorandum of Understanding or within two (2) Business Days after such termination if FMCTI so terminates this Memorandum of Understanding, pay or cause to be paid to FMCTI the Technip Termination Payment by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Technip shall have been publicly announced or made publicly known (or any third party shall have publicly announced, publicly communicated or publicly made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal for Technip) or (solely in the case of a termination pursuant to Section 4(c)(ii)) otherwise communicated or made known to Technip management or the Technip Board, in each case at any time after the announcement of this Memorandum of Understanding, (B) this Memorandum of Understanding is subsequently terminated by FMCTI pursuant to Section 4(c)(ii) or by Technip pursuant to Section 4(d)(iii), and (C) within nine (9) months of such termination pursuant to Section 4(c)(ii) or 4(d)(iii), Technip or any of its Subsidiaries executes an Alternative Acquisition Agreement providing for, or consummates, or approves or recommends to Technip stockholders to accept, any Acquisition Proposal (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex I of the BCA except that each reference to “fifteen percent (15%) or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “forty percent (40%) or more” and each reference to “less than eighty five percent (85%)” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “less than sixty percent (60%)”), then Technip shall, prior to or contemporaneously with the completion of such acquisition or transaction (or, if earlier, the entry into such Alternative Acquisition Agreement), pay or cause to be paid to FMCTI, by wire transfer of same day funds, the Technip Termination Payment.

(iii) In the event that this Memorandum of Understanding is terminated pursuant to (A) Section 4(c)(ii) because of Technip’s breach of any covenant or agreement set forth in this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(b)) or (B) Section 4(d)(iii), then Technip shall pay or cause to be paid to FMCTI and Topco the Expense Reimbursement for FMCTI.

(d) Nature of Termination Fee. The parties acknowledge and agree that neither the FMCTI Termination Payment nor the Technip Termination Payment is a penalty but rather, absent a willful and material breach of this Memorandum of Understanding, is a reasonable estimate of damages necessary to compensate and protect the interests of Technip or FMCTI, as the case may be, in the circumstances in which the FMCTI Termination Payment or the Technip Termination Payment, as applicable, is payable. The parties hereby acknowledge and agree that the amount of the FMCTI Termination Payment or the Technip Termination Payment, if and as applicable, is fair, after taking into account the value of the Technip Merger and FMCTI Merger, the other transactions contemplated by this Memorandum of Understanding and the BCA and all the costs and expenses already incurred by the parties before entering into this Memorandum of Understanding. In no event shall FMCTI, on the one hand, or Technip, on the other hand, be required to pay to the other party more than one FMCTI Termination Payment or one Technip Termination Payment, if and as applicable, pursuant to this Section 5.

(e) VAT Treatment of Termination Fee. The parties shall use reasonable best efforts to secure that any sum payable under Section 5(b) or Section 5(c) will not be subject to any VAT. FMCTI confirms that, as of the date of this Memorandum of Understanding, it is established outside the European Union for VAT purposes.

(f) Remedy. Notwithstanding the obligation to pay the FMCTI Termination Payment or the Technip Termination Payment, as applicable, the party entitled to receive such payment may, in lieu of receipt thereof, elect to make a claim and pursue money damages for any liability or damages resulting from any fraud or willful and material breach by FMCTI or Technip, as applicable, of this Memorandum of Understanding (it being understood that any such election shall be deemed an irrevocable waiver of such party’s right to the FMCTI Termination Payment or the Technip Termination Payment, as applicable). Subject to the foregoing sentence, in the event that the FMCTI Termination Payment or the Technip Termination Payment, as applicable, is paid by or on behalf of FMCTI to Technip or Technip to FMCTI, respectively, in accordance with this Section 5, the payment thereof shall be the sole and exclusive remedy of FMCTI and Topco against Technip, on the one hand, or Technip against FMCTI and Topco, on the other hand, in each case, including for any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered as a result of any breach of any representation, warranty, covenant or obligation in this Memorandum of Understanding, and neither FMCTI and its Affiliates, in the case of the FMCTI Termination Payment, nor Technip and its Affiliates, in the case of the Technip Termination Payment, nor any of their respective former, current or future Representatives, agents, partners, managers, members, stockholders, assignees or affiliates shall have any further liability or obligations relating to or arising out of this Memorandum of Understanding.

(g) Interest. Each of FMCTI and Technip acknowledges that the agreements contained in this Section 5 are an integral part of the transactions contemplated by this Memorandum of Understanding, and that, without these agreements, the other parties would not enter into this Memorandum of Understanding; accordingly, if any party fails to promptly pay or cause to be paid the amount due pursuant to this Section 5, and, in order to obtain such payment, any other party commences a suit that results in a judgment against such party for the payment set forth in this Section 5 or any portion of such payment, such party shall pay the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.

6. Publicity. The initial press release regarding this Memorandum of Understanding, the BCA and the Mergers shall be the Joint Press Release. Thereafter and until the execution and delivery of the BCA, and so long as this Memorandum of Understanding is in effect, none of the parties hereto shall issue or cause the publication of any press release or other public announcement concerning this Memorandum of Understanding, the BCA, the Mergers or the other transactions contemplated hereby or thereby without the prior consultation and consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by obligations pursuant to any listing agreement with the NYSE or Euronext Paris, as applicable, or by any Governmental Entity with jurisdiction over such party, in which case the party required to make such publication or announcement shall consult in advance with the other parties hereto to the extent practicable. For the avoidance of doubt, the provisions of this Section 6 do not apply to any announcement, document or publication in connection with an Acquisition Proposal, Superior Proposal, Intervening Event, Change in FMCTI Recommendation or Change in Technip Recommendation, or litigation or arbitration among the parties with respect to this Memorandum of Understanding or the transactions contemplated hereby, as applicable.

7. General Provisions.

(a) Applicability of Certain BCA Sections. Sections 8.2 and 8.4 through 8.15 of the BCA are hereby incorporated by reference into this Memorandum of Understanding as if such provisions are fully set forth herein, mutatis mutandis.

(b) Extension and Waiver. The parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(a)), (iii) waive compliance with any covenants and agreements contained in this Memorandum of Understanding (including as incorporated by reference pursuant to Section 3(b)) or (iv) waive the satisfaction of any of the conditions contained in this Memorandum of Understanding. No extension or waiver by FMCTI shall require the approval of the FMCTI stockholders unless such approval is required by Law and no extension or waiver by Technip shall require the approval of the Technip stockholders or Works Councils unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Memorandum of Understanding to assert any of its rights under this Memorandum of Understanding or otherwise shall not constitute a waiver of such rights.

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Please acknowledge your agreement to the foregoing by executing and returning to the undersigned a copy of this Memorandum of Understanding.

Sincerely,

FMC TECHNOLOGIES, INC.

By:	/s/ John T. Gremp
Name:	John T. Gremp
Title:	Chairman and Chief Executive Officer

FMC TECHNOLOGIES SIS LIMITED

By:	/s/ Tore Halvorsen
Name:	Tore Halvorsen
Title:	Director

Accepted and agreed on the date first above written:

TECHNIP S.A.

By:	/s/ Thierry Pilenko
Name:	Thierry Pilenko
Title:	Chairman and Chief Executive Officer

EXHIBIT A

Business Combination Agreement

(see attached)

[See Exhibit 2.2]

EXHIBIT B

Joint Press Release

(see attached)

[See Exhibit 99.1]